LIBERTY STAR URANIUM & METALS CORP.
5610 E. Sutler Lane
Tucson, Arizona USA 85712

May 26, 2015

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:	John Reynolds, Assistant Director

Dear Sirs:

Re:	Liberty Star Uranium & Metals Corp. (the “Company”)
Form Schedule 14A
Filed May 7, 2015
File No. 000-50071

We write in response to your letter dated May 21, 2015 with respect to the above-noted filing of the Company. We provide below our responses to your comments. We have also provided a blacklined copy of the Preliminary Schedule 14A showing the changes from our previous filing (attached as Schedule “A” to this letter). For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

Proposal No. 3, page 17

1.

We note you are increasing the amount of authorized shares from 1,250,000,000 to 5,000,000,000. We also note your statements that “we have no plans or agreements in place for any financing at this time” and “we have no plans, proposals or arrangements, written or otherwise, at this time, to issue any of the additional available authorized shares of our common stock that would result from the Amendment.” Please revise your proxy statement to include the information required by Item 11 of Schedule 14A relating to any planned equity line financing transactions, or tell us why it is not applicable.

Response:	We intend to revise our proxy statement to reflect your comment. Please see the blacklined copy of the Preliminary Schedule 14A attached as Schedule “A” to this letter.

In addition, we also intend to revise our proxy statement to change the number for the increase in the authorized shares to 6,250,000,000 from 5,000,000,000 and add a couple of sentences about the proxy solicitor.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Bernard Pinsky or Jun Ho Song of Clark Wilson LLP at (604) 687-5700.

Yours truly,

LIBERTY STAR URANIUM & METALS CORP.

/s/ James A. Briscoe
James A. Briscoe
Chief Executive Officer

SCHEDULE A

BLACKLINED COPY OF PRELIMINARY SCHEDULE 14A

(PROXY CARD IS NOT INCLUDED)